EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	Quarter ended	Quarter ended
	March 31,	March 31,		For the years ended December 31,
	2010	2009		2009	2008	2007	2006	2005
	(Dollars in thousands)
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(100,137)	$7,694		$(270,653)	$78,205	$89,719	$112,076	$129,620
Plus:
Fixed Charges (excluding capitalized interest)	104,113	140,566		481,431	616,102	739,537	790,247	567,198

Total Earnings	$3,976	$148,260		$210,778	$694,307	$829,256	$902,323	$696,818

Fixed Charges:
Interest expensed and capitalized	$103,125	$139,549		$477,397	$612,086	$735,583	$786,670	$564,045
Amortized premiums, discounts, and capitalized expenses related to indebtedness	11	36		90	144	221	180	203
An estimate of the interest component within rental expense	977	981		3,944	3,872	3,733	3,397	2,950

Total Fixed Charges before preferred dividends	104,113	140,566		481,431	616,102	739,537	790,247	567,198

Preferred dividends	6,152	15,118		46,888	40,276	40,276	40,276	40,276
Ratio of pre tax income to net income	1.000	1.000		1.000	1.000	1.317	1.324	1.131

Preferred dividend factor	6,152	15,118		46,888	40,276	53,033	53,335	45,553

Total fixed charges and preferred stock dividends	$110,265	$155,684		$528,319	$656,378	$792,570	$843,582	$612,751

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A	)	(A )	1.06	1.05	1.07	1.14

Excluding Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(100,137)	$7,694		$(270,653)	$78,205	$89,719	$112,076	$129,620
Plus:
Fixed Charges (excluding capitalized interest)	38,148	42,541		163,569	192,607	215,087	240,170	243,209

Total (Loss) Earnings	$(61,989)	$50,235		$(107,086)	$270,812	$304,806	$352,246	$372,829

Fixed Charges:
Interest expensed and capitalized	$37,160	$41,524		$159,535	$188,591	$211,133	$236,593	$240,056
Amortized premiums, discounts, and capitalized expenses related to indebtedness	11	36		90	144	221	180	203
An estimate of the interest component within rental expense	977	981		3,944	3,872	3,733	3,397	2,950

Total Fixed Charges before preferred dividends	38,148	42,541		163,569	192,607	215,087	240,170	243,209

Preferred dividends	6,152	15,118		46,888	40,276	40,276	40,276	40,276
Ratio of pre tax income to net income	1.000	1.000		1.000	1.000	1.317	1.324	1.131

Preferred dividend factor	6,152	15,118		46,888	40,276	53,033	53,335	45,553

Total fixed charges and preferred stock dividends	$44,300	$57,659		$210,457	$232,883	$268,120	$293,505	$288,762

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A	)	(A )	1.16	1.14	1.20	1.29

(A)	For the quarters ended March 31, 2010 and March 31, 2009 and for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $106.3 million, $7.4 million, and of $317.5 million, respectively, to achieve a ratio of 1:1.